UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Jenny Craig, Inc.

(Name of Issuer)

Common Stock, par value $0.000000005 per share

(Title of Class of Securities)

22406 10 2

(CUSIP Number)

Sidney Craig
11355 N. Torrey Pines Rd.
La Jolla, California 92037
(858) 812-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ]

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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     The statement on Schedule 13D filed on February 22, 1996 (the “Initial Filing”), relating to the Common Stock, $.000000005 par value per share, CUSIP Number 22406102 (“Issuer Common Stock”), of Jenny Craig, Inc., a Delaware corporation (“Issuer”), and filed by Sidney Craig, Jenny Craig, Craig Enterprises, Inc., a Delaware corporation (“CEI”), SJF Enterprises, Inc., a Delaware corporation (“SJF”), and DA Holdings, Inc., a California corporation (“DA,” and together with CEI, SJF, Sidney Craig and Jenny Craig, the “Filing Persons”), as amended by Amendment No. 1 to the Initial Filing filed on March 21, 1996, Amendment No. 2 to the Initial Filing filed on June 5, 2000, and Amendment No. 3 to the Initial Filing filed on September 7, 2000, is hereby amended. In this Amendment, the undersigned supplement the text of Items 4, 5, 6 and 7.

Item 4. Purpose of Transaction

     On January 27, 2002, Issuer, J Holdings Corp., a Delaware corporation (“Parent”), and J Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) which provides, among other things and as stated in the Merger Agreement, for the merger (the “Merger”) of Purchaser with and into Issuer, with Issuer continuing as the surviving corporation. In the Merger, each outstanding share of Issuer Common Stock, other than those shares owned by Parent, Purchaser and their affiliates, those shares held in Issuer’s treasury, and those shares owned by dissenting stockholders of Issuer, will be converted into the right to receive $5.30 per share in cash.

     Simultaneously with the execution of the Merger Agreement, the Filing Persons entered into a Stockholders’ Voting Agreement dated January 27, 2002 by and among the Filing Persons, Issuer, Parent and Purchaser (the “Voting Agreement”). SJF has also executed a commitment letter (the “SJF Commitment Letter”) addressed to Parent.

     Copies of the Merger Agreement, Voting Agreement and the SJF Commitment Letter are attached as Exhibits 6, 7 and 8, respectively, of this Amendment No. 4.

A. The Voting Agreement

Under the terms of the Voting Agreement, each Filing Person has agreed (i) to vote certain shares of Issuer Common Stock (the “Shares”) owned by such Filing Person in favor of the approval and adoption of the Merger Agreement, the Merger and all transactions contemplated by the Merger Agreement and the Voting Agreement and any other actions required in furtherance of such agreements, (ii) to vote the Shares against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Issuer under the Merger Agreement, and (iii) to vote the Shares against: (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Issuer or any of its subsidiaries (other than the Merger and the transactions contemplated by the Merger Agreement); (B) a sale, lease or transfer of a material amount of Issuer's assets or any of its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of Issuer or any of its subsidiaries; (C) any change in a majority of the persons who constitute the board of directors of Issuer; (D) any change in the present capitalization of Issuer or any amendment of Issuer’s certificate of incorporation or bylaws; (E) any other material change in Issuer’s corporate structure or business; or (F) any other action involving Issuer or any of its subsidiaries which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or adversely affect the Merger and the transactions contemplated by the Merger Agreement, including, without limitation, any action to approve or facilitate any inquiry, offer or proposal by a third party (x) to acquire Issuer or any of its material subsidiaries, (y) to acquire a 20% or greater interest in Issuer or any of its subsidiaries, or (z) with respect to a merger, consolidation or other business combination, sale of shares, sale of assets, tender offer or exchange offer, liquidation or dissolution or similar transaction, involving Issuer or its subsidiaries. Each Filing Person has also agreed to grant Parent and certain related persons an irrevocable proxy to vote the Shares in the manner contemplated by the foregoing sentence.

In addition, each Filing Person is prohibited from (i) selling, transferring or encumbering the Shares, (ii) depositing the Shares into a voting trust or making an arrangement with respect to the voting of the Shares, and (iii) entering into any agreement to do either of the foregoing prohibited activities.

Also under the Voting Agreement, the Filing Persons have agreed to pay to Parent a percentage of the profits realized by them from certain change of control transactions which are either (i) consummated within the twelve month period following termination of the Merger Agreement, or (ii) as to which a definitive agreement is entered into within the twelve month period following termination of the Merger Agreement, in each case if such termination occurs for certain specified reasons.

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The Voting Agreement terminates on the earlier of (i) the consummation of the Merger, and (ii) the date of termination of the Merger Agreement, except that the profit recapture provisions of the Voting Agreement only terminate under certain specified circumstances.

The foregoing summary of the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached hereto as Exhibit 7 and which is incorporated herein by reference.

B. SJF Commitment Letter

Under the terms of the SJF Commitment Letter, SJF has agreed to contribute 754,717 shares of Issuer Common Stock valued at $5.30 per share immediately prior to the consummation of the Merger in exchange for shares of common stock of Parent representing twenty percent (20%) of the outstanding common stock of Parent and shares of preferred stock of Parent representing twenty percent (20%) of the outstanding preferred stock of Parent. The commitment to contribute such shares of Issuer Common Stock for securities of Parent is subject to certain conditions, including the negotiation of definitive documentation thereof, the delivery and execution of a stockholders' agreement among Issuer, SJF, Parent and certain other parties, and the satisfaction of certain conditions precedent to the Merger contained in the Merger Agreement.

The foregoing summary of the SJF Commitment Letter is not intended to be complete and is qualified in its entirety by reference to the SJF Commitment Letter, which is attached hereto as Exhibit 8 and which is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

     (a)  - (b) As discussed in Item 4, on January 27, 2002, the Filing Persons entered into the Voting Agreement with Issuer, Parent and Purchaser. The Filing Persons have agreed to share voting and dispositive power with respect to 13,838,600 of the shares described in the Initial Filing and the amendments thereto, but only to the extent of the matters described in the Voting Agreement. Also as discussed in Item 4, SJF has entered into the SJF Commitment Letter, pursuant to which SJF has agreed to contribute 754,717 of the shares described in the Initial filing and the amendments thereto in exchange for an interest in Parent, but only to the extent of the matters described in the SJF Commitment Letter.

     The consideration for the Filing Persons’ agreement to enter into the Voting Agreement was Parent’s and Purchaser’s agreement to enter into the Merger Agreement with the Issuer. The Filing Persons received no additional consideration for entering into the Voting Agreement. Parent and Purchaser are both Delaware corporations formed for the purpose of consummating the Merger and certain related transactions with principal places of business and principal offices at 900 Third Avenue, 26th Floor, New York, NY 10022. During the last five years, to the best knowledge of the Filing Persons, neither Parent nor Purchaser (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its being subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Page 3 of 5 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     As discussed in Item 4, the Filing Persons have entered into the Voting Agreement with Issuer, Parent and Purchaser and SJF has issued the Commitment Letter to Parent.

     Except for the agreements described in the Initial Filing and the amendments thereto, and except as described in Item 4 and Item 6 of this Amendment No. 4, to the best knowledge of the Filing Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any Filing Person and any other person with respect to any securities of Issuer, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

     Exhibit 5. Joint Reporting Agreement dated as of January 29, 2002 among the Filing Persons with respect to filing of this Amendment No. 4 to Schedule 13D (filed as an exhibit hereto).

     Exhibit 6. Agreement and Plan of Merger, dated January 27, 2002, by and among Issuer, Parent and Purchaser. (Incorporated herein by reference to Exhibit 2.1 to the Report on Form 8-K of Issuer filed on January 29, 2002.)

     Exhibit 7. Stockholders’ Voting Agreement, dated January 27, 2002, by and among the Filing Persons, Issuer, Parent and Purchaser. (Incorporated herein by reference to Exhibit 10.1 to the Report on Form 8-K of Issuer filed on January 29, 2002.)

     Exhibit 8. Commitment letter from SJF, dated January 27, 2002, addressed to Parent. (Incorporated herein by reference to Exhibit 10.2 to the Report on Form 8-K of Issuer filed on January 29, 2002.)

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 2002	/s/ Sidney Craig

Date	SIDNEY CRAIG

/s/ Jenny Craig

JENNY CRAIG

CRAIG ENTERPRISES, INC.

	By:	/s/ Sidney Craig

Sidney Craig, Chairman

SJF ENTERPRISES, INC.

	By:	/s/ Sidney Craig

Sidney Craig, Chairman

DA HOLDINGS, INC.

	By:	/s/ Sidney Craig

Sidney Craig, Chairman

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